Exhibit 3.1

Article III, Section 2, of the Company’s Bylaws is amended to read in its entirety as follows:

Section 2. Number and Term in Office. This Section 2 is subject to the provisions in a formal certificate of rights, powers and designations relating to the rights of the holders of one or more series of Preferred Stock or other provisions of the Corporation's Articles of Incorporation. The total number of directors constituting the entire Board of Directors shall be not less than three (3) nor more than ten (10), with the then authorized number of directors being fixed from time to time solely by or pursuant to a resolution passed by the Board of Directors. A director shall hold office until the annual meeting next following the expiration of his term, as provided in the Articles of Incorporation of the Corporation, and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.